Exhibit 99.1

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (unaudited in thousands of Canadian dollars)

	Notes	As at Sept. 30, 2016	As at March 31, 2016	As at Sept. 30, 2015
ASSETS
Current assets
Cash and cash equivalents		$118,759	$127,596	$88,624
Restricted cash		6,033	7,495	20,955
Trade and other receivables	5	399,526	362,255	395,637
Unbilled revenues		204,694	227,366	255,421
Accrued gas receivables		502	13,617	2,893
Gas delivered in excess of consumption		18,645	6,338	17,488
Gas in storage		31,324	3,068	20,969
Prepaid expenses, deposits and other current assets	6	103,246	114,684	83,886
Fair value of derivative financial assets	7	23,845	4,990	6,291
Corporate tax recoverable		7,766	10,079	13,692
		914,340	877,488	905,856
Non-current assets
Investments		11,432	7,049	9,797
Property, plant and equipment		25,240	25,045	23,856
Intangible assets		347,996	345,873	354,352
Contract initiation costs		-	-	4,847
Fair value of derivative financial assets	7	3,189	3,384	4,365
Deferred tax asset		19,245	40,950	19,615
		407,102	422,301	416,832
TOTAL ASSETS		$1,321,442	$1,299,789	$1,322,688

LIABILITIES AND DEFICIT

Current liabilities
Trade and other payables		$542,614	$511,276	$546,478
Accrued gas payable		501	11,253	495
Deferred revenue		46,146	22,953	23,915
Income taxes payable		3,205	9,287	11,579
Fair value of derivative financial liabilities	7	232,071	427,862	357,744
Provisions		13,441	13,573	13,603
Current portion of long-term debt	10	365,465	-	-
		1,203,443	996,204	953,814
Non-current liabilities
Long-term debt	10	278,548	660,543	685,451
Provisions		-	4,416	4,730
Deferred lease inducements		1,246	1,394	1,551
Fair value of derivative financial liabilities	7	209,744	286,952	325,087
Deferred tax liability		5,253	1,367	2,477
		494,791	954,672	1,019,296
TOTAL LIABILITIES		1,698,234	1,950,876	1,973,110
Deficit attributable to equity holders of the parent
Shareholders’ capital	9	1,075,818	1,069,434	1,066,588
Equity component of convertible debentures		25,795	25,795	25,795
Contributed surplus		37,971	43,459	43,657
Deficit		(1,566,318)	(1,838,683)	(1,830,704)
Accumulated other comprehensive income	8	49,942	48,908	44,242
TOTAL DEFICIT		(376,792)	(651,087)	(650,422)
TOTAL LIABILITIES AND DEFICIT		$1,321,442	$1,299,789	$1,322,688

Commitments and Guarantees (Note 16)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Six months	Six months
			ended	ended	ended	ended
			Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes		2016	2015	2016	2015
OPERATIONS
Sales	13		$992,828	$1,087,256	$1,891,237	$2,020,271
Cost of sales			809,294	920,101	1,545,031	1,702,209
GROSS MARGIN			183,534	167,155	346,206	318,062
EXPENSES
Administrative			46,717	40,294	91,418	77,892
Selling and marketing			59,454	65,248	117,244	128,029
Other operating expenses	12	(a)	21,044	24,718	39,869	49,442
			127,215	130,260	248,531	255,363
Operating profit before the following			56,319	36,895	97,675	62,699
Finance costs	10		(17,882)	(17,641)	(35,855)	(34,497)
Change in fair value of derivative instruments	7		(194,389)	(116,786)	290,948	27,714
Other income (loss)			(775)	76	(1,527)	(1,854)
Profit (loss) before income taxes			(156,727)	(97,456)	351,241	54,062
Provision for (recovery of) income taxes	11		4,881	(9,198)	30,178	12,649
PROFIT (LOSS) FOR THE PERIOD			$(161,608)	$(88,258)	$321,063	$41,413

Attributable to:
Shareholders of Just Energy			$(167,262)	$(91,721)	$309,972	$35,191
Non-controlling interest			5,654	3,463	11,091	6,222
PROFIT (LOSS) FOR THE PERIOD			$(161,608)	$(88,258)	$321,063	$41,413

Earnings (loss) per share available to shareholders	14
Basic			$(1.13)	$(0.62)	$2.10	$0.24
Diluted			$(1.13)	$(0.62)	$1.71	$0.23

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2016	2015	2016	2015
PROFIT (LOSS) FOR THE PERIOD		$(161,608)	$(88,258)	$321,063	$41,413

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:	8
Unrealized gain (loss) on translation of foreign operations		(342)	(13,183)	1,034	(12,151)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods, net of tax		(342)	(13,183)	1,034	(12,151)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(161,950)	$(101,441)	$322,097	$29,262

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$(167,604)	$(104,904)	$311,006	$23,040
Non-controlling interest		5,654	3,463	11,091	6,222
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$(161,950)	$(101,441)	$322,097	$29,262

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED SEPTEMBER 30
(unaudited in thousands of Canadian dollars)

	Notes	2016	2015
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (deficit)
Accumulated deficit, beginning of period		$(165,963)	$(230,567)
Profit for the period, attributable to shareholders		309,972	35,191
Accumulated earnings (deficit), end of period		144,009	(195,376)

DIVIDENDS
Dividends, beginning of period		(1,672,720)	(1,597,928)
Dividends declared and paid	15	(37,607)	(37,400)
Dividends, end of period		(1,710,327)	(1,635,328)
DEFICIT		$(1,566,318)	$(1,830,704)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period		$48,908	$56,393
Other comprehensive income (loss)		1,034	(12,151)
Accumulated other comprehensive income, end of period		$49,942	$44,242

SHAREHOLDERS’ CAPITAL	9
Shareholders’ capital, beginning of period		$1,069,434	$1,063,423
Share-based units exercised		6,384	3,165
Shareholders’ capital, end of period		$1,075,818	$1,066,588

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$25,795
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$43,459	$44,062
Add: Share-based compensation expense	12(a)	2,902	2,722
Non-cash deferred share grant distributions		18	38
Less: Share-based units exercised		(6,384)	(3,165)
Share-based compensation adjustment		(2,024)	-
Balance, end of period		$37,971	$43,657

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders		(11,091)	(6,222)
Profit attributable to non-controlling interest		11,091	6,222
Balance, end of period		$-	$-

TOTAL DEFICIT		$(376,792)	$(650,422)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Net inflow (outflow) of cash related to the following activities	Notes	2016	2015	2016	2015
OPERATING
Profit (loss) before income taxes		$(156,727)	$(97,456)	$351,241	$54,062

Items not affecting cash
Amortization of intangible assets and related supply contracts	12(a)	3,802	3,826	6,720	8,733
Amortization of contract initiation costs		-	5,431	-	15,548
Amortization of property, plant and equipment	12(a)	999	919	1,859	1,756
Amortization included in cost of sales		735	625	1,454	1,178
Share-based compensation	12(a)	1,425	1,376	2,902	2,722
Financing charges, non-cash portion		5,177	3,865	8,901	7,360
Other		(90)	(90)	(180)	(171)
Change in fair value of derivative instruments		194,389	116,786	(290,948)	(27,714)
		206,437	132,738	(269,292)	9,412
Adjustment required to reflect net cash receipts from gas sales		14,269	11,848	19,525	20,231
Net change in non-cash working capital balances		2,361	(31,365)	(9,572)	(7,250)
		66,340	15,765	91,902	76,455
Income taxes paid		(5,249)	(347)	(11,764)	(6,764)
Cash inflow from operating activities		61,091	15,418	80,138	69,691

INVESTING
Purchase of property, plant and equipment		(1,934)	(1,594)	(3,656)	(2,641)
Purchase of intangible assets		(1,686)	(3,339)	(4,828)	(5,579)
Investments		(4,972)	-	(4,972)	-
Restricted cash		949	(3,426)	1,462	(3,426)
Cash outflow from investing activities		(7,643)	(8,359)	(11,994)	(11,646)

FINANCING
Dividends paid		(18,806)	(18,685)	(37,590)	(37,362)
Repayment of long-term debt		(943)	(3,257)	(26,909)	(4,458)
Debt issuance costs		-	(3,518)	-	(3,518)
Distributions to minority shareholder		(5,654)	(3,463)	(11,091)	(6,222)
Cash outflow from financing activities		(25,403)	(28,923)	(75,590)	(51,560)

Effect of foreign currency translation on cash balances		3,347	5,400	(1,391)	3,325

Net cash inflow (outflow)		31,392	(16,464)	(8,837)	9,810
Cash and cash equivalents, beginning of period		87,367	105,088	127,596	78,814

Cash and cash equivalents, end of period		$118,759	$88,624	$118,759	$88,624

Supplemental cash flow information:
Interest paid		$11,253	$13,867	$26,276	$30,329

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on November 9, 2016.

2.	OPERATIONS

Just Energy is leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.
By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.
Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest. Just Energy has also entered into a partnership to act as an originator of residential solar deals that are financed and installed by Spruce Finance Inc. (formerly Clean Power Finance).

3.	FINANCIAL STATEMENT PREPARATION
(a)	Statement of compliance with IFRS
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain informa-tion and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting
These interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2016 and 2015.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.
The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2017, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.  For the 12 months ended September 30, 2016, Just Energy reported gross margin of $730,432 (2015 - $662,226) and profit of $362,144 (2015 – loss of $228,221).
(c)	Principles of consolidation
The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2016. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the interim condensed consolidated financial statements are disclosed below.  Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue from Contracts with Customers, (“IFRS 15”), establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities.  The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

IAS 7, Statement of Cash Flows (“IAS 7”), has been amended by the IASB to introduce additional disclosure that will allow users to understand changes in liabilities arising from financing activities. This amendment to IAS 7 is effective for annual periods beginning or after January 1, 2017. Management is currently evaluating the impact of this amendment on the consolidated financial statements.

5.	TRADE AND OTHER RECEIVABLES

	As at	As at	As at
	Sept. 30, 2016	March 31, 2016	Sept. 30, 2015
Trade account receivables, net	$323,146	$274,365	$322,687
Other	76,380	87,890	72,950
	$399,526	$362,255	$395,637

6.	PREPAID EXPENSES, DEPOSITS, AND OTHER CURRENT ASSETS

	As at	As at	As at
	Sept. 30, 2016	March 31, 2016	Sept. 30, 2015
Prepaid expenses and deposits	$60,267	$62,330	$43,007
Green certificates	42,979	52,354	40,879
	$103,246	$114,684	$83,886

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	FINANCIAL INSTRUMENTS
(a)	Fair value of derivative financial instruments
The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.
The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2015	2016	2015
Change in fair value of derivative instruments

Physical forward contracts and options (i)	$(179,132)	$(78,377)	$175,380	$5,900
Financial swap contracts and options (ii)	(9,952)	(32,550)	99,333	23,324
Foreign exchange forward contracts	45	(1,146)	(1,769)	1,091
Share swap	(2,720)	2,616	(2,310)	3,502
Liability associated with exchangeable shares and equity-based compensation	39	44	109	158
Eurobond conversion feature	5,411	(9,111)	18,119	(8,045)
Other derivative options	(8,080)	1,738	2,086	1,784
Change in fair value of derivative instruments	$(194,389)	$(116,786)	$290,948	$27,714

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$20,846	$2,533	$145,483	$124,833
Financial swap contracts and options (ii)	-	448	86,418	64,392
Foreign exchange forward contracts	497	-	-	240
Share swap	-	-	-	16,128
Eurobond conversion feature	-	-	-	4,151
Other derivative options	2,502	208	170	-
As at September 30, 2016	$23,845	$3,189	$232,071	$209,744

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at March 31, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$1,109	$1,752	$276,211	$149,478
Financial swap contracts and options (ii)	1,269	1,269	151,371	100,915
Foreign exchange forward contracts	2,496	-	-	470
Share swap	-	-	-	13,818
Eurobond conversion feature	-	-	-	22,271
Other derivative options	116	363	280	-
As at March 31, 2016	$4,990	$3,384	$427,862	$286,952

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2015:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$3,224	$589	$255,142	$201,759
Financial swap contracts and options (ii)	2,868	1,114	101,048	94,343
Foreign exchange forward contracts	-	-	1,284	-
Share swap	-	-	-	14,049
Eurobond conversion feature	-	-	-	14,936
Other derivative options	199	2,662	270	-
As at September 30, 2015	$6,291	$4,365	$357,744	$325,087

Below is a summary of the financial instruments classified through profit and loss as at September 30, 2016, to which Just Energy has committed:

(i)   Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 34,040,645 MWh, a weighted average price of $47.71/MWh and expiry dates up to December 31, 2021.

•	Natural gas contracts with a total remaining volume of 65,523,283 GJs, a weighted average price of $3.97/GJ and expiry dates up to March 31, 2021.

•
Renewable energy certificates (“REC”) and emission reduction credit contracts with a total remaining volume of 9,053,486 MWh and 1,542,500 tonnes, respectively, a weighted average price of $19.51/REC and $3.06/tonne, respectively, and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 9,714 MWCap, a weighted average price of $7,951.53/MWCap and expiry dates up to October 31, 2020.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)   Financial swap contracts and options consist of:

(i)	Electricity contracts with a total remaining volume of 24,526,190 MWh, an average price of $40.12/MWh and expiry dates up to December 31, 2021.

(j)	Natural gas contracts with a total remaining volume of 134,461,328 GJs, an average price of $4.00/GJ and expiry dates up to October 31, 2021.

(k)	Electricity generation capacity contracts with a total remaining volume of 953 MWCap, a weighted average price of $3,735.08/MWCap and expiry dates up to October 31, 2020.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the statements of income volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the interim condensed consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the six months ended September 30, 2016 or the year ended March 31, 2016.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$27,034	$27,034
Derivative financial liabilities	-	(32,805)	(409,010)	(441,815)
Total net derivative liabilities	$-	$(32,805)	$(381,976)	$(414,781)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$8,374	$8,374
Derivative financial liabilities	-	(68,209)	(646,605)	(714,814)
Total net derivative liabilities	$-	$(68,209)	$(638,231)	$(706,440)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2015:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$10,656	$10,656
Derivative financial liabilities	-	(71,625)	(611,206)	(682,831)
Total net derivative liabilities	$-	$(71,625)	$(600,550)	$(672,175)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:
(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12 to 15 month forward curve,
(ii) discount for counterparty non-performance risk up to 5%, and
(iii) discount rate in the range of 6% to 8%.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Six months ended	Year ended	Six months ended
	September 30, 2016	March 31, 2016	September 30, 2015
Balance, beginning of period	$(638,231)	$(623,924)	$(623,924)
Total gains (losses)	33,542	(252,062)	(153,602)
Purchases	(14,139)	(116,916)	(50,328)
Sales	2,648	2,717	1,665
Settlements	234,204	351,954	225,639
Balance, end of period	$(381,976)	$(638,231)	$(600,550)

(b)	Classification of non-derivative financial assets and liabilities

As at September 30, 2016 and March 31, 2016, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at September 30, 2016 of $655,332 (March 31, 2016 - $689,714) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $320 million, $100 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $320 million, $100 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.
(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:
(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and U.K. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and the U.K., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2016, assuming that all the other variables had remained constant, profit for the period would have been $17,607 higher/lower and other comprehensive income would have been $22,391 lower/higher.
Interest rate risk
Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Company’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.
A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $23 in profit before income taxes for the six months ended September 30, 2016 (2015 – $21).
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the six months ended September 30, 2016 would have increased (decreased) by $143,341 ($142,712) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the six months ended September 30, 2016 would have increased (decreased) by $149,902 ($149,273) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)	Credit risk
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.
Customer credit risk
In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2016	March 31, 2016	September 30, 2015

Current	$132,018	$104,275	$134,574
1 – 30 days	38,168	33,984	39,213
31 – 60 days	15,047	13,129	13,290
61 – 90 days	9,062	6,603	7,870
Over 90 days	32,715	48,382	58,348
	$227,010	$206,373	$253,295

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2016	March 31, 2016	September 30, 2015

Balance, beginning of period	$58,789	$58,314	$58,314
Provision for doubtful accounts	28,388	68,531	36,231
Bad debts written off	(43,280)	(60,304)	(22,877)
Other	(210)	(7,752)	(3,333)
Balance, end of period	$43,687	$58,789	$68,335

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2016, the estimated counterparty credit risk exposure amounted to $27,034 (2015 - $10,656), representing the risk relating to the Company’s exposure to derivatives that are in an asset position.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.
The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:
As at September 30, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$542,614	$542,614	$542,614	$-	$-	$-
Long-term debt[1]	644,013	671,407	374,652	100,000	196,755	-
Derivative instruments	441,815	3,667,345	1,185,836	2,092,389	344,388	44,732
	$1,628,442	$4,881,366	$2,103,102	$2,192,389	$541,143	$44,732

As at March 31, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$511,276	$511,276	$511,276	$-	$-	$-
Long-term debt[1]	660,543	696,221	-	501,416	194,805	-
Derivative instruments	714,814	3,808,888	2,099,984	1,442,238	231,227	35,439
	$1,886,633	$5,016,385	$2,611,260	$1,943,654	$426,032	$35,439

As at September 30, 2015:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$546,478	$546,478	$546,478	$-	$-	$-
Long-term debt[1]	685,451	729,190	-	529,015	200,175	-
Derivative instruments	682,831	4,008,312	1,976,174	1,674,665	311,540	45,933
	$1,914,760	$5,283,980	$2,522,652	$2,203,680	$511,715	$45,933
1 Included in long-term debt are the $319,652 and $100,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, as at September 30, 2016, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	34,006	23,624	-	-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at September 30, 2016, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $5,625 (2015 - $2,211) to accommodate for its counterparties’ risk of default.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2016
Foreign currency
translation adjustments
Balance, beginning of period	$48,908
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	1,034
Balance, end of period	$49,942

For the six months ended September 30, 2015

Foreign currency
translation adjustments
Balance, beginning of period	$56,393
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(12,151)
Balance, end of period	$44,242

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders’ capital are as follows:

	Six months ended		Year ended		Six months ended
	Sept. 30, 2016		March 31, 2016		Sept. 30, 2015
	Shares	Amount	Shares	Amount	Shares	Amount
Issued and outstanding
Balance, beginning of period	147,183,778	$1,069,434	146,559,176	$1,063,423	146,559,176	$1,063,423
Share-based awards exercised	609,183	6,384	624,602	6,011	355,314	3,165
Balance, end of period	147,792,961	$1,075,818	147,183,778	$1,069,434	146,914,490	$1,066,588

Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), prior to suspension on January 1, 2015, Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market.

10.	LONG-TERM DEBT AND FINANCING

	Sept. 30, 2016	March 31, 2016	Sept. 30, 2015
Credit facility (a)	$-	$-	$-
Less: Debt issue costs (a)	(2,363)	(2,980)	(3,420)
Senior unsecured note (b)	55,000	80,000	105,000
Less: Debt issue costs (b)	(2,987)	(3,706)	(4,394)
$330 million convertible debentures (c)	313,452	311,028	309,558
$100 million convertible debentures (d)	94,804	93,637	92,519
US$150 million convertible bonds (e)	186,107	182,564	186,188
	644,013	660,543	685,451
Less: Current portion	(365,465)	-	-
	$278,548	$660,543	$685,451

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Senior unsecured note (b)	$55,000	$-	$-	$-	$55,000
$330 million convertible debentures (c)	319,652	-	-	-	319,652
$100 million convertible debentures (d)	-	100,000	-	-	100,000
US$150 million convertible bonds (e)	-	-	196,755	-	196,755
	$374,652	$100,000	$196,755	$-	$671,407

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2016	2015	2016	2015
Credit facility (a)	$2,229	$1,680	$4,220	$3,152
Senior unsecured note (b)	1,808	2,892	5,227	5,775
$330 million convertible debentures (c)	6,950	7,019	13,846	13,739
$100 million convertible debentures (d)	2,438	1,974	4,042	3,948
US$150 million convertible bonds (e)	4,144	3,980	8,113	7,700
Unwinding of discount and other	313	96	407	183
	$17,882	$17,641	$35,855	$34,497

(a)
As at September 30, 2016, Just Energy has a $292.5 million credit facility to meet working capital requirements. The syndicate of lenders includes Shell Energy North America (Canada) Inc./Shell Energy North America (U.S.), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.40%, prime rate advances at rates of interest of bank prime plus 2.40%, and letters of credit at 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2016, the Canadian prime rate was 2.70% and the U.S. prime rate was 3.50%. As at September 30, 2016 and March 31, 2016, no amount has been drawn against the facility. Total letters of credit outstanding as of September 30, 2016, amounted to $136.3 million (March 31, 2016 - $130.0 million). As at September 30, 2016, Just Energy has $151.2 million of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2016, the Company was compliant with all of these covenants.

(b)
The senior unsecured note bears interest at 9.75% and matures in June 2018. The senior unsecured note is subject to certain financial and other covenants and as of September 30, 2016, all of the covenants had been met.

(c)
In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the six months ended September 30, 2016, interest expense amounted to $13,846. The $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

During the three and six months ended September 30, 2016, the Company purchased and retired $819 and $1,764 (2015 - $3,260 and $4,486), respectively, of these convertible debentures.  During the period, the Company paid $1,909 (2015 - $3,257), reducing the net book value by $1,712 (2015 - $3,095) and the loss was recorded as an increase to interest expense.  As at September 30, 2016, the face value of this debenture was $319,652 (2015 - $324,015).

(d)
In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to fund an acquisition.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. Prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(e)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “$150 million convertible bonds”). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the $150 million convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a Conversion Right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.
As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. As at September 30, 2016, the fair value of this conversion feature is US$3,165 and is included in other non-current financial liabilities.
11.	INCOME TAXES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Current income tax expense	$2,571	$2,221	$4,626	$4,340
Deferred tax expense (recovery)	2,310	(11,419)	25,552	8,309
Provision for (recovery of) income taxes	$4,881	$(9,198)	$30,178	$12,649

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Amortization of other intangible assets	$3,802	$3,826	$6,720	$8,733
Amortization of property, plant and equipment	999	919	1,859	1,756
Bad debt expense	14,818	18,597	28,388	36,231
Share-based compensation	1,425	1,376	2,902	2,722
	$21,044	$24,718	$39,869	$49,442

(b)	Employee benefits expense

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Wages, salaries and commissions	$54,773	$57,261	$108,528	$106,592
Benefits	8,238	6,388	16,291	14,275
	$63,011	$63,649	$124,819	$120,867

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy.
Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$527,286	$465,542	$992,828
Gross margin	130,631	52,903	183,534
Amortization of property, plant and equipment	919	80	999
Amortization of intangible assets	3,409	393	3,802
Administrative expenses	32,905	13,812	46,717
Selling and marketing expenses	36,259	23,195	59,454
Other operating expenses	12,418	3,825	16,243
Operating profit for the period	$44,721	$11,598	$56,319
Finance costs			(17,882)
Change in fair value of derivative instruments			(194,389)
Other expense			(775)
Provision for income taxes			(4,881)
Loss for the period			$(161,608)
Capital expenditures	$1,289	$645	$1,934

For the three months ended September 30, 2015

	Consumer	Commercial
	division	division	Consolidated

Sales	$560,351	$526,905	$1,087,256
Gross margin	121,320	45,835	167,155
Amortization of property, plant and equipment	860	59	919
Amortization of intangible assets	3,483	343	3,826
Administrative expenses	31,730	8,564	40,294
Selling and marketing expenses	41,280	23,968	65,248
Other operating expenses	17,439	2,534	19,973
Operating profit for the period	$26,528	$10,367	$36,895
Finance costs			(17,641)
Change in fair value of derivative instruments			(116,786)
Other expense			76
Recovery of income taxes			9,198
Loss for the period			$(88,258)
Capital expenditures	$1,063	$531	$1,594

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$991,352	$899,885	$1,891,237
Gross margin	255,379	90,827	346,206
Amortization of property, plant and equipment	1,716	143	1,859
Amortization of intangible assets	5,817	903	6,720
Administrative expenses	67,054	24,364	91,418
Selling and marketing expenses	71,661	45,583	117,244
Other operating expenses	23,670	7,620	31,290
Operating profit for the period	$85,461	$12,214	$97,675
Finance costs			(35,855)
Change in fair value of derivative instruments			290,948
Other expense			(1,527)
Provision for income taxes			(30,178)
Profit for the period			$321,063
Capital expenditures	$2,437	$1,219	$3,656

As at September 30, 2016
Total goodwill	$143,629	$137,996	$281,625
Total assets	$961,404	$360,038	$1,321,442
Total liabilities	$1,537,597	$160,637	$1,698,234

For the six months ended September 30, 2015

	Consumer	Commercial
	division	division	Consolidated

Sales	$1,044,780	$975,491	$2,020,271
Gross margin	237,797	80,265	318,062
Amortization of property, plant and equipment	1,645	111	1,756
Amortization of intangible assets	6,004	2,729	8,733
Administrative expenses	59,669	18,223	77,892
Selling and marketing expenses	78,683	49,346	128,029
Other operating expenses	34,059	4,894	38,953
Operating profit for the period	$57,737	$4,962	$62,699
Finance costs			(34,497)
Change in fair value of derivative instruments			27,714
Other expense			(1,854)
Provision for income taxes			(12,649)
Profit for the period			$41,413
Capital expenditures	$1,761	$880	$2,641

As at September 30, 2015
Total goodwill	$143,814	$139,761	$283,575
Total assets	$673,966	$648,722	$1,322,688
Total liabilities	$1,518,167	$454,943	$1,973,110

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Sales from external customers

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Canada	$97,584	$107,835	$198,307	$241,528
United States	793,291	884,493	1,471,849	1,605,788
United Kingdom	101,953	94,928	221,081	172,955
Total	$992,828	$1,087,256	$1,891,237	$2,020,271
The revenue is based on the location of the customer.
Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at Sept. 30, 2016	As at March 31, 2016	As at Sept. 30, 2015
Canada	$195,357	$194,236	$194,391
United States	176,914	175,758	183,297
United Kingdom	965	924	520
Total	$373,236	$370,918	$378,208

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14. EARNINGS (LOSS) PER SHARE

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
BASIC EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$(167,262)	$(91,721)	$309,972	$35,191
Basic shares outstanding	147,765,764	146,834,950	147,524,632	146,719,259
Basic earnings (loss) per share available to shareholders	$(1.13)	$(0.62)	$2.10	$0.24

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$(167,262)	$(91,721)	$309,972	$35,191
Adjustment for dilutive impact of convertible debentures	15,293 [1]	16,231 [1]	15,499	24,649
Adjusted earnings (loss) available to shareholders	$(151,969)	$(75,490)	$325,471	$59,840
Basic shares outstanding	147,765,764	146,834,950	147,524,632	146,719,259
Dilutive effect of:
Restricted share grants	2,910,112 [1]	3,162,967 [1]	3,016,332	3,306,046
Deferred share grants	84,946 [1]	104,592 [1]	73,613	177,693
Convertible debentures	39,933,526 [1]	39,745,767 [1]	39,933,526	39,787,948
Shares outstanding on a diluted basis	190,694,349	189,848,276	190,548,103	189,990,946
Diluted earnings (loss) per share available to shareholders	$(1.13)	$(0.62)	$1.71	$0.23

1 The assumed conversion into shares results in an anti-dilutive position in the current year; therefore, these items have not been included in the computation of dilutive earnings (loss) per share.
15.	DIVIDENDS PAID

For the three months ended September 30, 2016, a dividend of $0.125 (2015 - $0.125) per share was declared by Just Energy. This dividend amounted to $18,814 (2015 - $18,701), which was approved by the Board of Directors and paid out on September 30, 2016. For the six months ended September 30, 2016, dividends of $0.25 (2015 - $0.25) per share were declared and paid by Just Energy. This amounted to $37,607 (2015 - $37,400), which was approved by the Board of Directors and paid out during the period.

16.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2016

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$5,653	$9,926	$6,061	$9,639	$31,279
Gas and electricity contracts	1,185,836	2,092,389	344,388	44,732	3,667,345
	$1,191,489	$2,102,315	$350,449	$54,371	$3,698,624

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long‑term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2016 amounted to $46.7 million.
As at September 30, 2016, Just Energy had total letters of credit outstanding in the amount of $136.3 million (Note 10(a)).
17.	SUBSEQUENT EVENTS

On October 5, 2016, Just Energy redeemed the remaining principal amount of $55 million of its 9.75% senior unsecured notes due June 2018 (the “Notes”) at a redemption price of $59.1 million which amount includes accrued interest and the early redemption premium, in accordance with the trust indenture governing the Notes.

On October 5, 2016, Just Energy announced that it has closed its previously announced $160 million public offering of convertible unsecured senior subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture, bearing interest at 6.75% per annum and maturing on December 31, 2021 (the “Maturity Date”). Each $1,000 principal amount of the Debentures is convertible at the option of the holder at any time prior to the close of business on the last business day immediately preceding the earlier of the Maturity Date and the date fixed for redemption, into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution adjustments. The Debentures are listed on the Toronto Stock Exchange under the symbol JE.DB.C.

Also on October 5, 2016, Just Energy announced that it will redeem a principal amount of $225 million of its 6.0% convertible debentures scheduled to mature on June 30, 2017 (TSX: JE.DB) (the “Redemption Debentures”) on November 7, 2016 (the “Redemption Date”). On the Redemption Date, Just Energy will pay in cash to the holders of Redemption Debentures a redemption price equal to $1,021.3699 for each $1,000 principal amount of Redemption Debentures, being equal to the aggregate of $1,000 and all accrued plus unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld. Formal notice of redemption is being delivered to the holders of Redemption Debentures in accordance with the terms of the trust indenture governing such debentures.

18.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.